UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31916 / November 24, 2015

_____

In the Matter of   :
                                                                                    :
U.S. Bank National Association   :
101 East 5th Street   :
St. Paul, MN 55101   :
                                                                                    :
(812-14404)   :
                                                                                    :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i)
UNDER THE ACT

U.S. Bank National Association filed an application on December 19, 2014 and amendments to
the application on June 4, 2015 and September 29, 2015, requesting an order under section 6(c)
of the Investment Company Act of 1940 ("Act") for an exemption from certain requirements of
rule 3a-7(a)(4)(i) under the Act. The order permits an issuer of asset-backed securities that is not
registered as an investment company under the Act in reliance on rule 3a-7 under the Act (an
"Issuer") to appoint U.S. Bank National Association as a trustee to the Issuer when U.S. Bank
National Association is affiliated with an underwriter for the Issuer's securities.

On October 29, 2015 a notice of the filing of the application was issued (Investment Company
Act Release No. 31886). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of U.S. Bank National Association. (File No. 812-14404),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from certain requirements of rule 3a-7(a)(4)(i) under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary